Exhibit 99.1

Regulatory release

Three and nine month period ended September 30, 2014

Unaudited Condensed Interim Financial Report

On October 30, 2014, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three and nine month period ended September 30, 2014 of Royal Dutch Shell plc and its consolidated subsidiaries (collectively, “Shell”).

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Dutch Shell plc Unaudited Condensed Interim Financial Report 4